

TMA Inc. dba TMA Precision Health
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Inception to December 31, 2024

Table of Contents



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: TMA Inc. dba TMA Precision Health Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Emphasis of Matter on a Predecessor Entity:

TMAccelerator Company LLC, formed in Delaware on August 23, 2019, is the predecessor to TMA Inc., a Delaware corporation incorporated on October 25, 2024. The Company's upcoming crowdfunding campaign, planned for 2025 in conjunction with a Series A Round fundraising, are being conducted by TMA Inc., that is assuming all of the assets and intellectual property created by the aforementioned TMAccelerator Company LLC in exchange for preferred shares having the same terms for the investors in the crowdfunding campaign as well as the Series A Round. TMA, Inc. will become the principal operating entity of all of the assets and client relationships/pipeline contributed to it when the total invested capital raised by a combination of the crowdfunding and Series A Rounds reaches or exceeds a threshold total of $3,000,000.

Other Information:

Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
Nov 25, 2025

TMA, INC. dba TMA PRECISION HEALTH
STATEMENT OF FINANCIAL POSITION

	As of December 31, 2024
ASSETS	
Current Asset:	
Cash & Cash Equivalents	$ -
Total Current Asset	-
Non-Current Assets:	
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liability:	
Accounts Payable	$ -
Total Current Liability	-
Non-Current Liabilities:	
Total Non-Current Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Common Stock	$ -
Preferred Stock	-
Additional Paid-in Capital	-
Retained Earnings (Deficit)	-
TOTAL EQUITY	-
TOTAL LIABILITIES AND EQUITY	$ -

See Accompanying Notes to these Audited Financial Statements

TMA, INC. dba TMA PRECISION HEALTH
STATEMENT OF OPERATIONS

	Period Ended December 31, 2024
Sales	$ -
Cost of Sales	-
Gross Profit	-
Operating Expenses	
General & Administrative	-
Total Operating Expenses	-
Total Loss from Operations	-
Net Income (Loss)	$ -

See Accompanying Notes to these Audited Financial Statements

TMA INC. dba TMA PRECISION HEALTH
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock		Additional	Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	# of Shares	$ Amount	Paid-in Capital	(Deficit)	Equity
Beginning balance at 10/25/2024	-	-	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
Ending balance at 12/31/24	-	-			-	-	-

See Accompanying Notes to these Audited Financial Statements

TMA INC. dba TMA PRECISION HEALTH
STATEMENT OF CASH FLOWS

	Period Ended December 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	$ -
Adjustments to reconcile Net Income (Loss) to Net Cash used in operations:	
Accounts Payable	-
Total Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:	-
Net Cash used in Operating Activities	-
INVESTING ACTIVITIES	
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Issuance of Common Stock	$ -
Issuance of Preferred Stock	-
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	-
Income taxes	-

Supplemental Disclosures of NonCash Investing and Financing Activities	-

See Accompanying Notes to these Audited Financial Statements

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

TMA Inc. (the "Company") is a Delaware C Corporation formed in October 2024 as a successor operating entity and fundraising vehicle, in preparation for a planned crowdfunding campaign under Regulation CF and ongoing Regulation D Series A fundraising campaign. The Company was established by TMAccelerator Company LLC (the "Predecessor Company"), which will continue to operate solely as a holding company for the shares of its founders. All operating personnel of the Predecessor Company will become employees of TMA Inc., maintaining continuity in operations and advancing the Company's strategic and commercial objectives.

The Predecessor Company, doing business as TMA Precision Health was formed in Delaware in August 2018 and is headquartered in Boston, Massachusetts. It was initially established as an advisory business serving Translational Medicine Departments within large academic medical centers. In response to shifts in the healthcare landscape following the COVID-19 pandemic, the Predecessor Company pivoted its business model to focus on a technology-driven platform designed to engage with health insurance companies and similar entities that assume the fiduciary risk of a patient's healthcare.

This platform integrates whole genome sequencing, proprietary software, and AI technologies to help care teams achieve faster diagnoses and develop more effective care plans while also enabling health insurance providers to reduce costs. Revenue is generated by delivering treatment insights to care teams treating rare disease patients covered by health plans. Its primary customer base is located in the United States, consisting of health insurance plans of varying sizes, both privately managed and administered by large organizations.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. However, substantial doubt exists due to the fact that the Company has not yet commenced principal operations and has had no economic activity since its formation. The Company is currently a clean shell and will remain inactive until the successful completion of an initial fundraising milestone, which is intended to trigger the transfer of assets and business operations from the predecessor LLC. Until that threshold is met, the Company is expected to incur organizational and fundraising-related costs that will be covered by its newly raised capital and the revenue generated by activating existing contractual relationships. Management plans to address any uncertainties in its ability to sustain its business by raising additional capital and scaling operations, but there is no guarantee these efforts will succeed. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

_____

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and has a predecessor entity named TMAccelerator Company LLC.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash as of December 31, 2024.

_____

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

While the Company has not yet commenced economic activity including the generation of revenue, it is expected to operate in the same line of business and follow the same revenue model as its predecessor entity, delivering diagnostic and care path recommendations to rare disease patient care teams whose patients are insured under health plans.

<u>General and Administrative</u>

General and administrative (G&A) expenses consist of day-to-day costs necessary to operate the business. These include office supplies, utilities, and other miscellaneous administrative expenses incurred in the normal course of business operations and are expensed as costs are incurred.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company had no outstanding trade or financing-related debts as of December 31, 2024.

_____

NOTE 6 – EQUITY

The Company is authorized to issue a total of 40,300,000 shares, consisting of 30,000,000 shares of Common Stock, $0.0001 par value per share, and 10,300,000 shares of Preferred Stock, $0.0001 par value per share. No shares were issued or outstanding as of December 31, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 25, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.